RECEIVED
2004 NOV 15 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

November 2, 2004

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

04046125

Dear Sirs:

Re: File No. 82-34714

We enclose copies of the following:

1. Form 1 – Change in Issued and Outstanding Securities for October 2004 submitted to the Toronto Stock Exchange.

2. Material Change Report dated November 2, 2004 filed with the securities commissions.

Yours truly,

PROCESSED
NOV 17 2004
THOMSON FINANCIAL

IMPERIAL METALS CORPORATION
Rio Budhai
Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659
E-mail: riobudhai@imperialmetals.com

Enclosure

82-34714

Form 51-102F3
Material Change Report

RECEIVED
2004 NOV 15 A 10:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

November 2, 2004

Item 3 News Release

November 2, 2004 – Vancouver, British Columbia

A news release was issued through CCN Matthews on November 2, 2004 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation reported the Mining Permit Amendment for mining of the Wight Pit, and the permitted Bell and Springer pits, was received November 1, 2004. The PM-8 mineral claim hosting the Northeast Zone was converted to a Mining Lease on September 29, 2004

Current drill results continue to confirm further high grade in the northern extension of the Northeast Zone.

Item 5 Full Description of Material Change

Imperial Metals Corporation reported the Mining Permit Amendment for mining of the Wight Pit, and the permitted Bell and Springer pits, was received November 1, 2004. The PM-8 mineral claim hosting the Northeast Zone was converted to a Mining Lease on September 29, 2004.

Current drill results continue to confirm further high grade in the northern extension of the Northeast Zone. Drill hole WB04-123, one of the northern most intercepts reported to date, intersected 72.5 metres grading 1.11% copper, 0.19 g/t gold and 9.61 ppm silver from 150.0 to 222.5 metres. Within the area of the proposed Wight pit previously modeled as waste, drill hole WB04-110 intersected 75.0 metres grading 2.02% copper, 0.62 g/t gold and 13.87 ppm silver from 92.5 to 167.5 metres.

Complete drill results have been received for drill holes WB04-104, WB04-106, WB04-107, WB04-112 and WB04-113, previously reported on September 23, 2004, and are included in the table below. An updated Table of Assay Results, Drill Plan and Section are available on the Company's website.

Northeast Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-104	60	-70	587.0	81.2	-	118.2	37.0	1.43	0.69	11.29
and				187.5	-	304.0	116.5	0.90	0.06	6.27
and				346.7	-	420.0	73.3	1.10	0.58	8.23
WB04-106	250	-80	413.0	23.1	-	57.5	34.4	1.44	0.48	16.24
and				195.0	-	250.4	55.4	0.90	0.12	6.71
and				325.0	-	399.0	74.0	0.56	0.36	3.62
WB04-107	60	-70	349.3	95.0	-	117.5	22.5	1.32	0.17	9.49
WB04-110	60	-70	352.3	92.5	-	167.5	75.0	2.02	0.62	13.87
and				201.7	-	213.2	11.5	0.47	0.12	3.81
WB04-112	60	-70	377.0	63.3	-	97.6	34.3	1.72	0.62	15.12
and				245.0	-	267.2	22.2	0.71	0.02	4.94

WB04-113	60	-70	404.1	97.5	-	155.0	57.5	1.72	0.16	9.99
and				187.5	-	241.6	54.1	0.67	0.15	3.92
and				290.2	-	300.0	9.8	0.30	0.44	2.00
WB04-115	240	-80	471.5	207.5	-	235.0	27.5	0.68	0.02	4.12
and				292.5	-	417.5	125.0	0.79	0.26	4.94
WB04-123	60	-70	273.4	150.0	-	222.5	72.5	1.11	0.19	9.61

Two drills continue to test the lateral and depth extent of the northern extension of the Northeast Zone. A third drill is testing the deep mineralization in the Springer Zone.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The wholly owned Mount Polley property has been the focus of continuous exploration since August 2003. The open pit copper-gold mine, idled in September 2001 due to low metal prices, is scheduled to recommence operations in the 2005 first quarter. Mount Polley mineral claims encompass approximately 9,000 hectares and are located 56 kilometres northeast of Williams Lake in central British Columbia.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 2nd day of November, 2004.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory
Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Mount Polley Receives Mining Permit Amendment and Reports Further Drill Results for the Northeast Zone

Vancouver (November 2, 2004) - **Imperial Metals Corporation (III-TSX)** reports the Mining Permit Amendment for mining of the Wight Pit, and the permitted Bell and Springer pits, was received November 1, 2004. The PM-8 mineral claim hosting the Northeast Zone was converted to a Mining Lease on September 29, 2004.

Current drill results continue to confirm further high grade in the northern extension of the Northeast Zone. Drill hole WB04-123, one of the northern most intercepts reported to date, intersected 72.5 metres grading 1.11% copper, 0.19 g/t gold and 9.61 ppm silver from 150.0 to 222.5 metres. Within the area of the proposed Wight pit previously modeled as waste, drill hole WB04-110 intersected 75.0 metres grading 2.02% copper, 0.62 g/t gold and 13.87 ppm silver from 92.5 to 167.5 metres.

Complete drill results have been received for drill holes WB04-104, WB04-106, WB04-107, WB04-112 and WB04-113, previously reported on September 23, 2004, and are included in the table below. An updated Table of Assay Results, Drill Plan and Section are available on the Company's website.

Northeast Zone Drill Hole #		Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-104		60	-70	587.0	81.2	-	118.2	37.0	1.43	0.69	11.29
	and				187.5	-	304.0	116.5	0.90	0.06	6.27
	and				346.7	-	420.0	73.3	1.10	0.58	8.23
WB04-106		250	-80	413.0	23.1	-	57.5	34.4	1.44	0.48	16.24
	and				195.0	-	250.4	55.4	0.90	0.12	6.71
	and				325.0	-	399.0	74.0	0.56	0.36	3.62
WB04-107		60	-70	349.3	95.0	-	117.5	22.5	1.32	0.17	9.49
WB04-110		60	-70	352.3	92.5	-	167.5	75.0	2.02	0.62	13.87
	and				201.7	-	213.2	11.5	0.47	0.12	3.81
WB04-112		60	-70	377.0	63.3	-	97.6	34.3	1.72	0.62	15.12
	and				245.0	-	267.2	22.2	0.71	0.02	4.94
WB04-113		60	-70	404.1	97.5	-	155.0	57.5	1.72	0.16	9.99
	and				187.5	-	241.6	54.1	0.67	0.15	3.92
	and				290.2	-	300.0	9.8	0.30	0.44	2.00
WB04-115		240	-80	471.5	207.5	-	235.0	27.5	0.68	0.02	4.12
	and				292.5	-	417.5	125.0	0.79	0.26	4.94
WB04-123		60	-70	273.4	150.0	-	222.5	72.5	1.11	0.19	9.61

Two drills continue to test the lateral and depth extent of the northern extension of the Northeast Zone. A third drill is testing the deep mineralization in the Springer Zone.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The wholly owned Mount Polley property has been the focus of continuous exploration since August 2003. The open pit copper-gold mine, idled in September 2001 due to low metal prices, is scheduled to recommence operations in the 2005 first quarter. Mount Polley mineral claims encompass approximately 9,000 hectares and are located 56 kilometres northeast of Williams Lake in central British Columbia.

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Imperial Metals

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol .	III
Reporting Period:	10/01/2004 - 10/31/2004

Summary

Issued & Outstanding Opening Balance :	25,812,689	As at :	10/01/2004

Effect on Issued & Outstanding Securities

Stock Option Plan	7,000
Other Issuances and Cancellations	2,064,250
Issued & Outstanding Closing Balance :	27,883,939

Stock Option Plan

Stock Options Outstanding Opening Balance: **948,700** As at : 10/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
10/07/2004	N		7,000		

Filer's comment
exercise by Pat McAndless @ $0.50 per share.

Totals		0	7,000	0	0

Stock Options Outstanding Closing Balance: **941,700** As at : 10/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/04/2004	Warrants	14,000

Filer's comment
exercise of share purchase warrants @ $5.50.

10/07/2004	Warrants	2,000

Filer's comment
exercise of share purchase warrants @ $5.50.

10/07/2004	Warrants	5,000

Filer's comment
exercise of share purchase warrants @ $5.50.

10/13/2004	Warrants	3,500

Filer's comment
exercise of share purchase warrants @ $5.50.

10/18/2004	Warrants	4,750

Filer's comment
exercise of share purchase warrants @ $5.50.

10/19/2004	Warrants	10,000

Filer's comment

Exercise of share purchase warrants @ $5.50.

10/21/2004	Private Placement	2,025,000

Filer's comment

Consisting of 1,325,000 common shares @ $7.50 per share and 700,000 flow-through shares @ $9

Totals		2,064,250

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	11/01/2004 18:17:09
Last Updated:	11/01/2004 18:16:35